UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VITRAN CORPORATION, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

92850E107
(CUSIP Number)

Michael Rapps Vice President, Investments Clarke Inc. 6009 Quinpool Road, 9th Floor Halifax, Nova Scotia B3K 5J7 Canada Tel. No.: (902) 442-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92850E107	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quinpool Holdings Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,008,417
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,008,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92850E107	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Clarke Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,008,417
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,008,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92850E107	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George Armoyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,008,417
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,008,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92850E107	SCHEDULE 13D	Page 5 of 6

This Amendment No. 1 (this “Amendment”) relates to the statement on Schedule 13D filed on September 14, 2012 (the “Schedule 13D”) by Quinpool Holdings Partnership, a Nova Scotia partnership (“Quinpool”), Clarke Inc., a Canadian corporation (“Clarke”), and George Armoyan, a natural person and Canadian citizen (“Mr. Armoyan” and, together with Quinpool and Clarke, the “Reporting Persons”) relating to the common shares, without par value (the “Shares”), of Vitran Corporation Inc., an Ontario corporation (the “Issuer”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Armoyan, the Chief Executive Officer of Clarke, met with the Chairman of the Issuer on September 19, 2012, to discuss the Issuer’s business, operations, governance, management, financial condition and opportunities or strategic alternatives that may be available to the Issuer to enhance shareholder value.  On October 8, 2012, Clarke sent a letter to the Issuer regarding, among other things, the Issuer’s results of operations, corporate governance and strategic alternatives that may be available to the Issuer to enhance shareholder value.  That letter is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 4 as if set out herein in full.

Item 5.    Interest in Securities of the Issuer.

(a)           Based on the most recent information available, the aggregate number and percentage of the Shares that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.  All calculation of percentages of Shares beneficially owned by the Reporting Persons is based upon 16,399,241 Shares stated to be issued and outstanding as of July 18, 2012 in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 25, 2012.

(b)           The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)           Except as described in the Schedule 13D and in this Amendment, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of Clarke beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

 On September 26, 2012, 2,700 Shares were sold in open market transactions through the facilities of the Nasdaq Global Market at a price of $6.00 per Share for aggregate gross proceeds of $16,200.

Item 7.    Material to be Filed as Exhibits.

The following is filed herewith as an exhibit:

Exhibit 99.1:	Letter from Clarke to the Issuer, dated October 8, 2012.

CUSIP No. 92850E107	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2012.

QUINPOOL HOLDINGS PARTNERSHIP

By:	Clarke Inc., its managing partner

By:	/s/ George Armoyan
Name: George Armoyan Title: President and Chief Executive Officer

CLARKE INC.

By:	/s/ George Armoyan
Name: George Armoyan Title: President and Chief Executive Officer

/s/ George Armoyan
George Armoyan